April [ ], 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Division of Investment Management

Re:

Mirae Asset Discovery Funds

Withdrawal of Notification of Registration on Form N-8A

Ladies and Gentlemen:

On April 12, 2010, Mirae Asset Discovery Funds (the “Fund”) filed with the Securities and Exchange Commission a Notification of Registration of the Fund on Form N-8A under the Investment Company Act of 1940, as amended (Accession No. 0001398432-10-000247; File No. 811-22402).  Please disregard this Notification of Registration of the Fund on Form N-8A, which was submitted in error and filed under the incorrect CIK.

If you have any questions regarding this matter, please contact the undersigned at (212) 839-5856 or Laurin Blumenthal Kleiman at (212) 839-5525.

Best regards,

/s/ Gladys Chang

Gladys Chang